Exhibit 10.1

***Denotes certain parts that have not been disclosed and have been filed separately with the Secretary, Securities and Exchange Commission, and is subject to a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

PATENT RIGHTS PURCHASE AGREEMENT

This Patent Rights Purchase Agreement (this "Agreement") is made and entered into as of June 4, 2007 (the "Effective Date") between Nova Mobility Systems, Inc. ("Seller"), and Typhoon Tunes, Inc. ("Buyer").

1.	DEFINITIONS.

Terms not defined herein shall have the meanings set forth in Annexed A attached hereto ("Appendix A").

2.	ASSIGNMENT AND TECHNOLOGY TRANSFER.

2.1          Seller hereby sells and assigns to Buyer all of Seller's right, title and interest in and to the Patent Rights; provided, however, that Buyer hereby grants to Seller a non-assignable, non-exclusive royalty-free license to use the Patent Rights in Seller’s Current Product Line as defined in Appendix A, and in the event Seller wishes to exploit the Patent Rights in any future products it may request a license on the same terms and Buyer will not unreasonably refuse such a request. Each party hereby agrees to execute such documents and to take such other actions as shall be necessary or appropriate to effectuate the assignments set forth in this Section 2.1.

2.2          Buyer and Seller will cooperate in the filing and execution of any and all documents necessary to effectuate the assignment to Buyer of the Patent Rights, including the filing of assignments or other transfer of title covenants with the U.S. Patent and Trademark Office and foreign patent offices as applicable to the Patent Rights. Within thirty (30) days from the Effective Date, Seller will notify all attorneys handling the prosecution of the Patent Rights to contact counsel designated by the Buyer to provide an immediate status update on the Patent Rights and to prepare the documents necessary to transfer the Patent Rights to Buyer. The cost of recording assignments of the Patent Rights will be borne by Buyer. Within forty-five (45) days from the Effective Date, Seller and its counsel will use their reasonable best efforts to transfer all files and supporting documents relating to the Patent Rights to Buyer, including but not limited to, all initial invention disclosure documents, all documents sent to the U.S. Patent and Trademark Office regarding inventions and claims, all draft patent applications, all filing or prosecution documents submitted to the patent offices, and all file wrappers. Conception notebooks and all other documents in the possession or under the control of Buyer or its counsel relating to conception and/or reduction to practice, such as scientist notebooks, shall be obtained in accord with Seller's ordinary document retention and made available to Buyer upon Buyer's reasonable request. All documents to be provided to Buyer hereunder are to be sent by expedited delivery service. To the best of Seller’s ability based on its advice to Buyer that it has no scientific staff, whether as employees, consultants or otherwise, Seller will make available and provide to Buyer all information and assistance on the subject matter of the Patent Rights and related technology, including without limitation, all know-how, inventions (whether or not patentable), trade secrets, computer software, processes, procedures, test data, drawings and schematics, manufacturing data and sources of supply, and other confidential or proprietary information in Seller’s possession or control concerning the inventions and claims set forth in the Patent Rights and their reduction to practice.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller makes the following representations and warranties to Buyer, each of which will survive the Effective Date:

3.1          The Patent Rights include all of the patents and patent applications owned or controlled by Seller on or prior to the Effective Date that are directed to keyboardless touch screen devices (the "Devices"). There are no other US or unpublished foreign filings owned or controlled by Seller filed prior to the Effective Date which claim or relate to such Devices, nor does Seller have any present intention to make such filings. If Seller becomes aware of any patents or patent applications that (i) are owned or controlled by Seller, (ii) claim inventions made prior to the Effective Date, (iii) cover or relate to such Devices, and (iv) are not included in the Patent Rights, Seller will promptly notify Buyer in writing and execute appropriate documents to transfer such patents and patent applications to Buyer.

3.2          Seller has not granted to any Third Party, and Seller is not aware that its transferor has granted any Third Party other than Seller, any license or other rights of any kind in, to, under or affecting the Patent Rights or any of them. The Patent Rights are not the subject of any pending interference, cancellation or other protest proceeding, or otherwise subject to rights or obligations to any other Third Party.

3.3          Seller does not owe any royalties, fees or other monies of any nature or description to any Third Party relating in whole or in part to or under the Patent Rights or any of them nor does any Third Party have any known or pending claims against Seller arising out of the acquisition of the Patent Rights by Seller or otherwise. To the best of Seller’s knowledge, Seller’s transferor does not owe any purchase price, royalties, fees or other monies of whatsoever nature or description arising out of or relating to its acquisition of the Patent Rights from its transferor or assignor.

3.4          Seller owns all right, title and interest in and to the Patent Rights, free and clear of any encumbrances, liens, charges, adverse claims, pledges, assignments, licenses, and covenants by Seller not to sue any Third Party; to Seller’s actual knowledge, all patent applications within the Patent Rights have been duly prepared, filed, prosecuted and maintained in accordance with all applicable laws, rules and regulations; to Seller ‘s actual knowledge there is no litigation or proceeding pending or threatened concerning the validity or enforceability of any of the Patent Rights; and Seller has the lawful right to enter into this Agreement and to effect the assignment of Patent Rights hereunder without the consent or approval of another person or entity, and Seller’s execution, delivery, consummation and performance of this Agreement shall not violate the provisions of or create, with the giving of notice or lapse of time, or both, an event of default under Seller’s certificate of incorporation or by-laws or any agreement to which Seller is a party or by which it or its assets are bound.

4.	REPRESENTATION AND WARRANTY OF BUYER.

Buyer makes the following representation and warranty to Seller, which will survive the Effective Date:

Buyer has the lawful right to enter into this Agreement without the consent or approval of another person or entity.

5.	PATENT MAINTENANCE AND PROSECUTION RESPONSIBILITIES

On and after the Effective Date, Buyer will take responsibility for any action or proceeding involving Patent Rights.

6.	NOTICE OF INFRINGEMENT.

Each party hereto shall promptly notify the other in writing of any infringement of any Patent Right(s) of which it becomes aware.

7.	ENFORCEMENT OF PATENTS.

7.1          Buyer may, but shall not be required to, prosecute any alleged infringement or threatened infringement of any assigned Patent Right(s) of which it is aware or which is brought to its attention. Buyer shall act in its own name and at its own expense. (Seller shall have no right to prosecute any such alleged infringement or threatened infringement, whether in Seller’s own name, at its own expense or otherwise, if Buyer has failed to do so.) Seller shall cooperate fully with Buyer, at the expense of the Buyer, in any action instituted by the Buyer under this paragraph.

7.2          In the event Buyer elects to prosecute any alleged infringement or threatened infringement of any Patent Right, Buyer shall pay to Seller 10% of any settlement, damages, awards or recovery remaining after the Buyer first has applied such monies to and recouped in full (a) the actual costs and expenses it incurred in connection with investigating, prosecuting and otherwise obtaining the same and (b) the aggregate $1.2 million purchase price paid and payable to Seller pursuant to Sections 10.1 and 10.2 below. By way of illustration only, in the event Buyer were to recover $105 million in settlement of an infringement action or license with an alleged infringer, Seller would be entitled to receive from Buyer the sum of $8.8 million on account of its 10% participation, calculated as follows: $105 million gross recovery less litigation expenses of $5 million = $100 million net recovery, multiplied by Seller’s 10% participation = $10 million, less Buyer’s $1.2 million purchase price = $8.8 million net payable to Seller; provided however, that once the aggregate $1.2 million purchase price has been deducted in full it will not again be available to Buyer as a further deduction from Seller’s participation; and further provided however, that Buyer shall not be obligated to make any payments to Seller on account of its 10% participation unless and until Buyer actually has received the subject monies from the alleged infringer. Each such payment to Seller to be accompanied by a report from Buyer prepared in compliance with Section 10.9 below showing in reasonable detail the calculation of the payment enclosed therewith.

8.	INDEMNITIES.

8.1          INDEMNITY BY BUYER. Buyer will indemnify, save, defend and hold Seller and its agents, directors and employees harmless from and against any and all suits, claims, actions, demands, liabilities, expenses and/or loss, including reasonable legal expense and attorney’s fees, resulting from Buyer’s exercise of the Patent Rights.

8.2          INDEMNITY BY SELLER. Seller will indemnify, save, defend and hold Buyer and its agents, directors and employees harmless from and against any and all suits, claims, actions, demands, liabilities, expenses and/or loss, including reasonable legal expense and attorney fees, resulting from (a) Seller's contractual obligations to Channel and other third parties, (b) Seller’s exercise of the Patent Rights prior to the Effective Date and (c) Seller’s breach of its representation, warranties, covenants and agreements made in this Agreement.

9.            CONFIDENTIALITY. Confidential Information under the terms of this Agreement is all information relating to the Patent Rights sold and assigned to Buyer under Section 2.1 and the technology transfer to Buyer by Seller under Section 2.2 below. Seller agrees to treat the Confidential Information as confidential and to protect and maintain the confidentiality thereof. Seller will use at least the same standard of care as it uses to protect its own Confidential Information to ensure that its employees, agents, and consultants do not disclose or make any unauthorized use of such Confidential Information. Seller will promptly notify Buyer upon discovery of any unauthorized use or disclosure of the Confidential Information. Confidential Information will not include any information which is generally available to the public, is otherwise part of the public domain other than through any act or omission of Seller in breach of this Agreement, or which is required to be disclosed by law or contract entered into prior to this Agreement (provided that Buyer shall have notice thereof in advance so that it can act to protect its interests should it decide to do so).

10.	CONSIDERATION.

10.1	PURCHASE PRICE; DOWN PAYMENT. ***

10.2	INSTALLMENT PAYMENTS. ***

10.3       REVERSION. In the event that Buyer fails to make when due two consecutive three-month payments required to be made in Section 10.2, and Buyer receives written notice from Seller of its default and such failure continues unremedied for ten business days thereafter, then ownership of all Patent Rights will revert to Seller at Seller’s written request provided Seller pays to Buyer a purchase price therefor of $1.00. Following the effectiveness of such reversion Buyer will take all actions reasonably requested by Seller for such purposes, including, without limitation, signing and delivering any applicable assignments and other documents. Seller shall be entitled to no damages of any nature or description whatsoever arising from or relating to any such unremedied default and failure of Buyer to make the payments to Seller to which Seller otherwise would be entitled pursuant to Section 10.2 thereof, it being agreed and acknowledged by Seller that reversion of the Patent Rights to Seller shall be, and it is, Seller’s sole and exclusive remedy for any and all such defaults.

10.4       ROYALTIES. Subject to the provisions of Section 10.6 below, beginning with the First Commercial Sale and except as provided below in this Section 10.4, Buyer shall pay to Seller a running royalty equal to ten percent (10%) of Net Sales of Product by Buyer or its Affiliates or Licensees; provided, however, that in the event that the sale of any Product is not covered by a Valid Claim of any of the Patent Rights at the time and in the country of its sale, Buyer and its Affiliates and Licensees shall be entitled to reduce such running royalties on Net Sales of such Products in such country to a royalty equal to two (2) % of Net Sales.

10.5       LICENSING REVENUE. Subject to the provisions of Section 10.6 below, in the event Buyer enters into an agreement licensing to a Third Party some or all of the Patent Rights granted to it pursuant to Section 2.1 hereof, Buyer shall pay to Seller 10% of all up-front fees, milestones, running royalties and other economic consideration received by Buyer from such Third Party.

10.6       RECOUPMENT OF CERTAIN EXPENSES OF BUYER. Buyer’s obligation to make the payments to Seller provided for in Sections 10.4 and 10.5 shall not accrue or commence until after such time as Buyer shall have recouped from its revenues 100% of the legal and other costs of negotiating, closing and consummating this Agreement, including without limitation Buyer’s costs incurred pursuant to Section 2.2 above regarding Patent Rights assignments and technology transfers, up to an aggregate recouped amount of $50,000.00.

10.7       RECORDKEEPING AND INSPECTION. Buyer shall maintain, and shall require that its Affiliates, and Licensees maintain, in accordance with GAAP, complete and accurate books of account containing all particulars relevant to Buyer’s, its Affiliates’ and Licensees’ sales of Products in sufficient detail to allow calculation and verification of all royalties and other payments payable to Seller hereunder. Such books of account, as well as all reasonably necessary supporting data, shall be kept at the principal place of business of Buyer for the two (2) years following the end of the calendar year to which each shall pertain, and shall be open for inspection by an independent certified public accountant reasonably acceptable to Buyer, upon reasonable notice during normal business hours at Seller’s expense, for the sole purpose of verifying quarterly payment statements or compliance with this Agreement. In the event the inspection determines that royalties due to Seller for any period have been underpaid by five percent (5%) or more in any given calendar year, then Buyer shall pay for all reasonable costs of the inspection, as well as make any payments required to remedy the understatement. Buyer will use commercially reasonable efforts to ensure that Seller is granted the right to audit Buyer’s Licensees’ financial records, as provided herein; provided that, to the extent that Buyer does not obtain that right for Seller, Buyer shall obtain for itself such right and, at the request of Seller, Buyer shall exercise such audit right with respect to such Licensees and provide the results of such audit for inspection by Seller pursuant to this Section 10.7. All information and data reviewed in the inspection shall be used only for the purpose of verifying royalties and shall be treated as Buyer’s Confidential Information subject to the obligations of this Agreement. No audit shall be conducted hereunder more frequently than once during any twelve (12)-month period. The results of each audit, if any, shall be binding on both parties. Any dispute regarding the results of any such inspection hereunder shall be subject to good faith discussion between by the chief executive of each party hereto, and any unresolved dispute shall be subject to arbitration in New York, New York, pursuant to the then prevailing rules of the American Arbitration Association, and the costs of such arbitration shall be borne 100% by the party which does not prevail.

10.8       QUARTERLY PAYMENTS AND REPORTS. In each year the amount of royalty due shall be calculated quarterly as of the end of each calendar quarter and shall be paid quarterly within forty-five (45) days of the end of such calendar quarter. Every such payment shall be supported by the accounting described in Section 10.9 below. All royalties due hereunder are payable in United States dollars. When Products are sold for currency other than United States dollars, the earned royalties will first be determined in the foreign currency of the country in which such Products were sold and then converted into equivalent United States funds. The exchange rate will be that rate quoted in The Wall Street Journal, New York edition, on the last business day of the calendar quarter in which such sales were made.

10.9       ACCOUNTING REPORTS. With each quarterly payment, Buyer shall deliver to Seller a full and accurate accounting to include at least the following information:

(a)          Quantity of Product manufactured and/or sold, by country, by Buyer, its Affiliates and Licensees, (including the quantity of Product subject to a royalty).

(b)          Total sales for each Product by Buyer, its Affiliates and Licensees, by country and, to the extent used in any royalty calculations during such quarter, the exchange rate set forth herein;

(c)          Deductions applicable as provided herein or as otherwise agreed by the parties and all Net Sales calculations;

(d)          Total up-front payments, milestone payments, royalties and other payments and compensation received by Buyer from its Licensees in connection with the grant of a license of the rights and licenses granted to it pursuant to Section 2.1; and

(e)          Total royalties and other payments and compensation payable to Seller.

If no royalties or other payment or compensation is due to Seller in such calendar quarter, Buyer shall so report.

10.10     WITHHOLDING TAXES. All payments made by a party hereunder shall be made to the other Party free and clear of any Taxes. If a party is required by law to deduct or withhold any Taxes from any payment made hereunder, then such Party shall (a) make such deductions and withholdings; (b) pay the full amount deducted or withheld to the relevant taxing authority or other applicable governmental authority; and (c) promptly provide the other party with written documentation of any such payment that, if applicable, shall be in a form sufficient to satisfy the requirements of the United States Internal Revenue Code relating to a claim by such other party for a foreign tax credit in respect of such tax payment. If by law, regulations or fiscal policy of a particular country remittance of royalty payments in United States dollars is restricted or forbidden, written notice thereof shall promptly be given by Buyer to Seller, and such payment shall be made by the deposit thereof in local currency to the credit of Seller in a recognized banking institution designed by Seller. When in any country the law or regulations prohibit both the transmittal and the deposit of payments, such payments shall be suspended for as long as such prohibition is in effect, and as soon as such prohibition ceases to be in effect all payments that Buyer would have been under an obligation to transmit or deposit but for the prohibition shall forthwith be deposited or transmitted, to the extent allowable.

11.          NOTICES. Notices and other communications provided for herein shall be in writing and shall be addressed as follows:

If to Seller:	Nova Mobility Systems Inc.
325 South 48th Street, Suite 111
Tempe, AZ 85281
Attn: George Ecker, President & CEO
Fax: _________________

If to Seller:	Typhoon Tunes, Inc.
711 South Carson Street, Suite 4
Carson City, NV 89701
Attn: James Shepard, President & CEO
Fax: _________________

or to such other address as a party may from time to time designate in writing in accordance with this section. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given, when delivered if delivered by hand, when transmission confirmation is received if faxed, three (3) business days after mailing if mailed, and two (2) business days after deposit with an overnight courier service if delivered by overnight courier. Notwithstanding the foregoing, if a notice or other communication is actually received after 5:00 p.m. at the recipient’s designated address, such notice or other communication shall be deemed to have been given the later of (i) the next business day or (ii) the business day on which such notice or other communication is deemed to have been given pursuant to the immediately preceding sentence.

12.          MISCELLANEOUS. If any provision of this Agreement shall be adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary to continue to effect the intent of the parties, and this Agreement shall otherwise remain in full force and effect and enforceable. Any waivers or amendments shall be effective only if made in writing and signed by a representative of the respective parties authorized to bind the parties. THIS AGREEMENT AND THE VALIDITY AND ENFORCEABILITY HEREOF SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT

GIVING EFFECT TO CONFLICT OF LAWS RULES OR CHOICE OF LAWS RULES THEREOF. EXCEPT AS OTHERWISE PROVIDED IN SECTION 10.6, EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, SHAREHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED IN THE STATE AND FEDERAL COURTS SITTING IN THE COUNTY OF NEW YORK, CITY AND STATE OF NEW YORK (THE "NEW YORK COURTS"). EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE NEW YORK COURTS FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR SUCH NEW YORK COURTS ARE IMPROPER OR INCONVENIENT VENUE FOR SUCH PROCEEDING. This Agreement is the complete and exclusive statement of the mutual understanding of the parties and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first indicated above.

NOVA MOBILITY SYSTEMS, INC.		TYPHOON TUNES, INC.
By:	/s/ George Ecker	By:	/s/ James Shepard
Printed:	George Ecker	Printed:	James Shepard
Title:	President	Title:	President
Address:	325 S. 48th Street	Address:	711 South Carson St. Suite #4
	Tempa AZ 95281		Carson City, Nevada 89701

ANNEX A

DEFINITIONS TO PURCHASE AGREEMENT

"Affiliate" means any corporation, firm, partnership or other entity that directly or indirectly controls or is controlled by or is under common control with a party to this Agreement. For purposes of this definition, "control" means ownership, directly or through one or more Affiliates, of (a) 50% or more of the shares or voting rights in the case of a corporation or limited company, (b) 50% or more of the shares of stock entitled to vote or the election of directors, in the case of a corporation, (c) 50% or more of the equity or controlling interests in the case of any other type of legal entity (including joint ventures) or status as a general partner in any partnership, or (d) any other arrangement whereby a party controls or has the right to control the Board of Directors or equivalent governing body of any entity.

"Agreement" means this Purchase Agreement, including all attached Annexes and Exhibits, as well as all amendments, supplements, and restatements thereof.

"Applicable Law" means applicable U.S. and foreign laws, rules, regulations, guidelines, and standards.

"First Commercial Sale" means, with respect to any Product, the first arm’s-length sale by Buyer, its Affiliates or Licensees to a Third Party, including any sale to a wholesaler or distributor, of such Product in a country. For purposes of this definition, any sale to an Affiliate or Licensee will not constitute a First Commercial Sale.

"GAAP" means United States generally accepted accounting principles of the party performing the applicable work, consistently applied.

"Net Sales" means the gross amount invoiced by Seller, its Affiliates or Licensees to Third Parties for sale of Products, less, to the extent deducted from such amount or on such invoice consistent with GAAP, the following items: (a) quantity, trade or cash discounts, chargebacks, returns, allowances, rebates and price adjustments, to the extent actually allowed; (b) sales and other excise taxes and duties or similar governmental charges levied on such sale, to the extent such items are included in the gross invoice price; (c) amounts actually refunded due to rejected, damaged, outdated or returned Product; and (d) freight, shipment and insurance costs actually incurred in transporting Product to a Third Party purchaser. If any Products are sold to Third Parties in transactions that are not at arm’s length between the buyer and seller, or for consideration other than cash, then the gross amount to be included in the calculation of Net Sales for such sales shall be the amount that would have been invoiced had the transaction been conducted at arm’s length, which amount shall be determined, whenever possible, by reference to the average selling price of the relevant Product in arm’s-length transactions in the country of sale at the time of sale

"Licensee" means any Third Party to which Seller or its Affiliates shall grant a license of some or all of the Patent Rights granted.

"Patent Rights" means the rights and interests in and to (a) issued US Patents Nos. 5,379,057 (issued on June 3, 1995) and 5,675,362 (issued on October 7, 1997) and (b) all pending patent applications owned by Seller on the Effective Date, whether as a result of assignment from Channel or otherwise, related to the Device (which for purposes of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention and priority rights) in any country, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, and renewals, all letters patent granted thereon, and all reissues, reexaminations and extensions thereof, as the same are directed to keyboardless touch screen devices.

"Product" means any goods the manufacture, sale, offer for sale, or distribution of which would infringe one or more of the Valid Claims included within the Patent Rights.

"Seller’s Current Product Lines" means the products now, or within the next 12 months intended to be, manufactured and/or sold by Seller, as follows: SideArm II – Handheld Mobile Computer; SidePocket PDA – Handheld Mobile Computer; NMS 6000 – Tablet PC; and NSM 3000 Modular Vehicle Computer System; and the products currently distributed by Seller, as follows: SunPad Tablet Computer; NMS 5000 Tablet Computer; and M3 Handheld Computer.

"Taxes" means, collectively, taxes, deductions, duties, levies, fees, or charges, including any interest or penalties imposed thereon or related thereto.

"Third Party" means any person or entity other than Buyer and its Affiliates.

"Valid Claim" means a claim of an issued unexpired patent which, in each case, shall not have been withdrawn, cancelled or disclaimed, or held unpatentable, invalid or unenforceable by a court or other tribunal of competent jurisdiction in an unappealed or unappealable decision.